FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter ended June 30, 2018
2.	Auditors Report dated July 27, 2018
3.	Press Release dated July 27, 2018

Item 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2018 (Q1-2019)	March 31, 2018 (Q4-2018)	June 30, 2017 (Q1-2018)	March 31, 2018 (FY2018)
				(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			14,722.36	14,264.36	13,459.13	54,965.89
	a)	Interest/discount on advances/bills		10,981.80	10,690.49	9,847.31	40,866.21
	b)	Income on investments		3,135.82	3,001.42	2,827.13	11,568.17
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		226.55	166.01	198.50	663.37
	d)	Others		378.19	406.44	586.19	1,868.14
2.	Other income (refer note no. 4 and 9)			3,851.81	5,678.61	3,387.91	17,419.63
3.	TOTAL INCOME (1)+(2)			18,574.17	19,942.97	16,847.04	72,385.52
4.	Interest expended			8,620.46	8,242.69	7,869.29	31,940.05
5.	Operating expenses (e)+(f)			4,145.33	4,186.30	3,794.44	15,703.94
	e)	Employee cost		1,513.88	1,526.18	1,511.16	5,913.95
	f)	Other operating expenses		2,631.45	2,660.12	2,283.28	9,789.99
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			12,765.79	12,428.99	11,663.73	47,643.99
7.	OPERATING PROFIT (3)–(6)			5,808.38	7,513.98	5,183.31	24,741.53
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 6, 7 and 8)			5,971.29	6,625.75	2,608.74	17,306.98
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			(162.91)	888.23	2,574.57	7,434.55
10.	Exceptional items			..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			(162.91)	888.23	2,574.57	7,434.55
12.	Tax expense (g)+(h)			(43.36)	(131.77)	525.57	657.13
	g)	Current period tax		(41.64)	(221.96)	827.96	2,661.85
	h)	Deferred tax adjustment		(1.72)	90.19	(302.39)	(2,004.72)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			(119.55)	1,020.00	2,049.00	6,777.42
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			(119.55)	1,020.00	2,049.00	6,777.42
16.	Paid-up equity share capital (face value Rs. 2 each) (refer note no. 5)			1,286.56	1,285.81	1,282.78	1,285.81
17.	Reserves excluding revaluation reserves (refer note no. 5 and 8)			101,046.23	100,864.37	96,293.71	100,864.37
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.20	0.17	0.17	0.17
	ii)	Capital adequacy ratio (Basel III)		18.35%	18.42%	17.69%	18.42%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	(0.19)	1.59	3.20	10.56
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	(0.18)	1.57	3.17	10.46
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		53,464.94	54,062.51	43,147.64	54,062.51
	ii)	Net non-performing customer assets		24,170.09	27,886.27	25,306.21	27,886.27
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		8.81%	8.84%	7.99%	8.84%
	iv)	% of net non-performing customer assets to net customer assets		4.19%	4.77%	4.86%	4.77%
20.	Return on assets (annualised)			(0.06)%	0.50%	1.09%	0.87%

1.	At June 30, 2018, the percentage of gross non-performing advances (net of write-off) to gross advances was 9.65% (March 31, 2018: 9.90%, June 30, 2017: 8.84%) and net non-performing advances to net advances was 4.67% (March 31, 2018: 5.43%, June 30, 2017: 5.41%).

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)
Particulars	At
	June 30, 2018	March 31, 2018	June 30, 2017
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital (refer note no. 5)	1,286.56	1,285.81	1,282.78
Employees stock options outstanding	5.53	5.57	6.16
Reserves and surplus (refer note no. 5 and 8)	104,049.42	103,867.56	99,335.45
Deposits	546,878.43	560,975.20	486,253.95
Borrowings (includes preference shares and subordinated debt)	161,970.33	182,858.62	141,460.06
Other liabilities and provisions	30,937.26	30,196.40	32,577.17
Total Capital and Liabilities	845,127.53	879,189.16	760,915.57

Assets
Cash and balances with Reserve Bank of India	31,058.57	33,102.38	28,762.33
Balances with banks and money at call and short notice	32,235.65	51,067.00	13,748.25
Investments	186,360.47	202,994.18	185,407.88
Advances	516,288.73	512,395.29	464,075.24
Fixed assets	7,817.05	7,903.51	8,022.64
Other assets	71,367.06	71,726.80	60,899.23
Total Assets	845,127.53	879,189.16	760,915.57

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2018 (Q1-2019)	March 31, 2018 (Q4-2018)	June 30, 2017 (Q1-2018)	March 31, 2018 (FY2018)
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	29,174.12	33,760.07	26,517.57	118,969.10
2.	Net profit	4.93	1,141.93	2,604.73	7,712.19
3.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	0.01	1.78	4.06	12.02
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	0.01	1.76	4.02	11.89
4.	Total assets	1,098,790.31	1,124,281.04	984,701.71	1,124,281.04

2

UNCONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2018 (Q1-2019)	March 31, 2018 (Q4-2018)	June 30, 2017 (Q1-2018)	March 31, 2018 (FY2018)
		(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	13,713.17	13,101.02	12,196.45	50,262.54
b	Wholesale Banking	7,940.63	7,854.97	7,228.59	30,094.02
c	Treasury	13,236.36	14,578.06	11,955.09	51,960.38
d	Other Banking	256.03	272.46	428.81	1,278.72
	Total segment revenue	35,146.19	35,806.51	31,808.94	133,595.66
	Less: Inter segment revenue	16,572.02	15,863.54	14,961.90	61,210.14
	Income from operations	18,574.17	19,942.97	16,847.04	72,385.52
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	2,046.37	1,970.03	1,686.45	7,141.42
b	Wholesale Banking	(3,675.54)	(3,621.35)	(665.37)	(8,281.30)
c	Treasury	1,417.46	2,477.68	1,320.44	8,114.93
d	Other Banking	48.80	61.86	233.05	459.50
	Total segment results	(162.91)	888.22	2,574.57	7,434.55
	Unallocated expenses	..	..	..	..
	Profit before tax	(162.91)	888.22	2,574.57	7,434.55
3.	Segment assets
a	Retail Banking	262,538.38	258,638.54	224,465.35	258,638.54
b	Wholesale Banking	264,909.99	265,771.22	251,229.22	265,771.22
c	Treasury	292,281.37	330,339.98	263,794.33	330,339.98
d	Other Banking	11,184.21	10,792.48	10,916.73	10,792.48
e	Unallocated	14,213.58	13,646.94	10,509.94	13,646.94
	Total segment assets	845,127.53	879,189.16	760,915.57	879,189.16
4.	Segment liabilities
a	Retail Banking	419,073.39	413,502.37	365,973.97	413,502.37
b	Wholesale Banking	147,602.91	167,268.24	142,949.24	167,268.24
c	Treasury	169,654.82	189,460.93	147,494.91	189,460.93
d	Other Banking	3,454.90	3,798.68	3,873.07	3,798.68
h	Unallocated	..	..	..	..
	Total segment liabilities	739,786.02	774,030.22	660,291.19	774,030.22
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(156,535.01)	(154,863.83)	(141,508.62)	(154,863.83)
b	Wholesale Banking	117,307.08	98,502.98	108,279.98	98,502.98
c	Treasury	122,626.55	140,879.05	116,299.42	140,879.05
d	Other Banking	7,729.31	6,993.80	7,043.66	6,993.80
h	Unallocated	14,213.58	13,646.94	10,509.94	13,646.94
	Total capital employed	105,341.51	105,158.94	100,624.38	105,158.94

Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank.

3

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on July 27, 2018. The auditors have issued an unmodified opinion on the unconsolidated financial statements for the three months ended June 30, 2018.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at June 30, 2018 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.
4.	During Q1-2019, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges for a total consideration of Rs. 1,145.97 crore. The sale resulted in a gain (after sale related expenses) of Rs. 1,109.59 crore in unconsolidated financial results and Rs. 1,005.93 crore in consolidated financial results for Q1-2019.
During Q2-2018, the Bank sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited in an initial public offer (IPO) for a total consideration of Rs. 2,099.43 crore. The sale resulted in a gain (after IPO related expenses) of Rs. 2,012.15 crore in unconsolidated financial results and Rs. 1,711.32 crore in consolidated financial results for FY2018. Further, during Q4-2018, the Bank sold equity shares representing 20.78% shareholding in ICICI Securities Limited in an IPO for a total consideration of Rs. 3,480.12 crore. The sale resulted in a gain (after IPO related expenses) of Rs. 3,319.77 crore in unconsolidated financial results and Rs. 3,208.16 crore in consolidated financial results for Q4-2018 and FY2018.
5.	The shareholders of the Bank approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of Rs. 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during Q1-2018.
6.	During Q1-2018 and Q2-2018, RBI had advised banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code, 2016 (IBC) for certain specific accounts. Banks were required to make provision at 40% on the secured portion and 100% on unsecured portion of the loan, or provision as per extant RBI guideline on asset classification norms, whichever is higher at March 31, 2018. Banks were required to further increase the provision on secured portion of the loan to 50.0% at June 30, 2018. Accordingly, the Bank has made an additional provision of Rs. 706.78 crore on these accounts during the three months ended June 30, 2018 and holds a provision of Rs. 9,207.88 crore in respect of outstanding loans amounting to Rs. 13,351.02 crore to these borrowers which amounts to provision coverage of 69.0% at June 30, 2018.
7.	On February 12, 2018, RBI issued a revised framework for resolution of stressed assets, which superseded the existing guidelines on SDR, change in ownership outside SDR (except projects under implementation) and S4A with immediate effect. Under the revised framework, the stand-still benefits for accounts where any of these schemes had been invoked but not yet implemented were revoked and accordingly these accounts were classified as per the extant RBI norms on income recognition and asset classification in Q4-2018.
8.	The Bank had classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of Rs. 794.87 crore as fraud and non-performing during Q4-2018 and made a provision of Rs. 289.45 crore through profit and loss account and Rs. 505.42 crore by debiting reserves and surplus, as permitted by RBI. Additionally, during Q4-2018 the Bank had also made provision for certain other fraud and non-performing cases by debiting reserves and surplus amounting to Rs. 19.98 crore, as permitted by RBI. The provision made by debiting reserves and surplus would be reversed and accounted through the profit and loss account over the year ending March 31, 2019. During Q1-2019, provision amounting to Rs. 247.82 crore has been recognised through profit and loss account and equivalent debit was reversed in reserves and surplus.

4

9.	On June 15, 2018, RBI through its circular, allowed banks to spread provisioning for mark to market (MTM) losses on investments held in AFS and HFT for the quarter ended June 30, 2018. The losses may be spread over four quarters, commencing from the quarter ended June 30, 2018. The Bank has not taken this option and has accounted for the entire MTM loss on domestic fixed income securities amounting to Rs. 218.83 crore during Q1-2019.
10.	As mentioned by RBI in its press release dated March 29, 2018, RBI has through an order dated March 26, 2018, imposed a monetary penalty of Rs. 58.90 crore on the Bank for non-compliance with directions/guidelines issued by RBI. This penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.
11.	During Q1-2019, the Bank has allotted 3,742,052 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
12.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
13.	The amounts for Q4-2018 are balancing amounts between the amounts as per audited accounts for FY2018 and 9M-2018.
14.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.
15.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

/s/ Sandeep Bakhshi
Sandeep Bakhshi Chief Operating Officer (Designate) DIN-00109206

/s/ Anup Bagchi
Anup Bagchi
Place:	Mumbai	Executive Director
Date:	July 27, 2018	DIN-00105962

5

Item 2

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus, Apollo Mills Compound N. M. Joshi Marg, Mahalaxmi Mumbai – 400 011 India	Telephone Fax	+91 (22) 4345 5300 +91 (22) 4345 5399

Auditor’s Report on Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

ICICI Bank Limited

1.	We have audited the quarterly standalone financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended 30 June 2018 (the ‘Financial Results’), attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the ‘Listing Regulations’). The disclosures relating to ‘Pillar 3 under Basel III Capital Regulations’ and those relating to ‘Leverage Ratio’, ‘Liquidity Coverage Ratio’ under Capital Adequacy and Liquidity Standards issued by Reserve Bank of India (‘RBI’) as have been disclosed on the Bank's website and in respect of which a link has been provided in the Financial Results have not been audited by us. Attention is drawn to the fact that the figures for the 3 months ended 31 March 2018 as reported in these Financial Results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year.

2.	These Financial Results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these Financial Results based on our audit of such interim condensed standalone financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (‘AS’) for Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by RBI from time to time and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	Based on our audit conducted as above, in our opinion and to the best of our information and according to the explanations given to us, these Financial Results:

(i)	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

(ii)	give a true and fair view of the net loss and other financial information for the quarter ended 30 June 2018.

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011, India

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus, Apollo Mills Compound N. M. Joshi Marg, Mahalaxmi Mumbai – 400 011 India	Telephone Fax	+91 (22) 4345 5300 +91 (22) 4345 5399

Auditor’s Report on Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Other matter

For the purpose of our audit as stated in paragraph 3 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose condensed interim financial statements reflect total assets of Rs. 1,091,393 million as at 30 June 2018 and total revenues of Rs. 10,766 million for the quarter ended 30 June 2018. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm's Registration No: 101248W/W–100022

Manoj Kumar Vijai
Mumbai	Partner
27 July 2018	Membership No: 046882

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011, India

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 27, 2018

Performance Review: Quarter ended June 30, 2018

•	The core operating profit (profit before provisions and tax, excluding treasury income) grew by 17% year-on-year to Rs. 5,042 crore (US$ 736 million) in the quarter ended June 30, 2018 (Q1-2019)

•	Net interest margin at 3.19% in Q1-2019

•	Fee income grew by 16% year-on-year in Q1-2019 driven by retail fee income growth of 18% year-on-year

•	Operating expenses grew by 9% year-on-year in Q1-2019

•	Domestic loan growth at 15% year-on-year at June 30, 2018 driven by retail

•	Retail loans grew by 20% year-on-year and constituted 58% of the total loan portfolio at June 30, 2018 compared to 47% at March 31, 2016

•	16% year-on-year growth in current and savings account (CASA) deposits; CASA ratio at 50.5% at June 30, 2018

•	Net NPA ratio decreased from 4.77% at March 31, 2018 to 4.19% at June 30, 2018

•	Recoveries of Rs. 2,036 crore (US$ 297 million) in Q1-2019

•	560 basis points (bps) sequential increase in provision coverage ratio (including technical/prudential write-offs) to 66.1% at June 30, 2018, further strengthening the balance sheet

•	Total capital adequacy ratio of 18.35% and Tier-1 capital adequacy ratio of 15.84% on standalone basis at June 30, 2018

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2018.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Net interest income was Rs. 6,102 crore (US$ 891 million) in the quarter ended June 30, 2018 (Q1-2019) compared to Rs. 5,590 crore (US$ 816 million) in the quarter ended June 30, 2017 (Q1-2018).

•	Overall net interest margin of 3.19% in Q1-2019 compared to 3.23% in FY2018.

•	Non-interest income, excluding treasury income, was Rs. 3,085 crore (US$ 451 million) in Q1-2019 compared to Rs. 2,530 crore (US$ 370 million) in Q1-2018.

•	Fee income grew by 16% year-on-year to Rs. 2,754 crore (US$ 402 million) in Q1-2019 from Rs. 2,377 crore (US$ 347 million) in Q1-2018. Retail fee income grew by 18% in Q1-2019 and constituted 75% of total fees.

•	The core operating profit (profit before provisions and tax, excluding treasury income) was Rs. 5,042 crore (US$ 736 million) in Q1-2019 compared to Rs. 4,326 crore (US$ 632 million) in Q1-2018.

•	Treasury income was Rs. 766 crore in Q1-2019 (US$ 112 million). Treasury income in Q1-2019 included gains of Rs. 1,110 crore (US$ 162 million) on sale of shareholding in ICICI Prudential Life Insurance. Mark-to-market losses on the AFS and HFT portfolio aggregated Rs. 219 crore (US$ 32 million) in Q1-2019. While RBI had allowed the banks to spread such provisioning for such mark-to-market losses over up to four quarters, the Bank provided for such losses in Q1-2019 itself.

•	While the gross additions to NPA at Rs. 4,036 crore (US$ 589 million) were the lowest in the last 11 quarters, additional provisions on existing NPAs as per Reserve Bank of India (RBI) guidelines (ageing-based provisions and provisions for cases directed by RBI to be referred to the National Company Law Tribunal) resulted in total provisions of Rs. 5,971 crore (US$ 872 million) and a net loss of Rs. 120 crore (US$ 18 million) in Q1-2019.

•	Consolidated profit after tax was Rs. 5 crore (US$ 1 million) in Q1-2019.

Operating review

Credit growth

The year-on-year growth in domestic advances was 15% at June 30, 2018. The Bank has continued to leverage its strong retail franchise, resulting in a year-on-year growth of 20% in the retail portfolio at June 30, 2018. The retail portfolio constituted about 58% of the loan portfolio of the Bank at June 30, 2018. Total advances increased by 11% year-on-year to Rs. 516,289 crore (US$ 75.4 billion) at June 30, 2018 from Rs. 464,075 crore (US$ 67.8 billion) at June 30, 2017.

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Deposit growth

CASA deposits increased by 16% year-on-year to Rs. 276,294 crore (US$ 40.4 billion) at June 30, 2018. The Bank’s CASA ratio was 50.5% at June 30, 2018 compared to 51.7% at March 31, 2018 and 49.0% at June 30, 2017. The average CASA ratio increased to 46.1% in Q1-2019 from 45.9% in the quarter ended March 31, 2018 (Q4-2018). Total deposits increased by 12% year-on-year to Rs. 546,878 crore (US$ 79.9 billion) at June 30, 2018. The Bank had a network of 4,867 branches and 14,394 ATMs at June 30, 2018.

Capital adequacy

The Bank’s total capital adequacy at June 30, 2018 as per Reserve Bank of India’s guidelines on Basel III norms was 18.35% and Tier-1 capital adequacy was 15.84% compared to the regulatory requirements of 11.03% and 9.03% respectively.

Asset quality

The gross additions to NPA were Rs. 4,036 crore (US$ 589 million) in Q1-2019. Recoveries and upgrades from non-performing loans were Rs. 2,036 crore (US$ 297 million) in Q1-2019. The provision coverage ratio on non-performing loans, including cumulative technical/prudential write-offs increased by 560 bps sequentially to 66.1% at June 30, 2018, further strengthening the balance sheet. The net NPA ratio decreased from 4.77% at March 31, 2018 to 4.19% at June 30, 2018. Net loans to companies whose facilities have been restructured were Rs. 1,413 crore (US$ 206 million) at June 30, 2018 compared to Rs. 1,553 crore (US$ 227 million) at March 31, 2018. Net NPAs and net restructured loans as proportion of net customer assets decreased from 5.03% at March 31, 2018 to 4.43% at June 30, 2018.

Digital transactions

In Q1-2019, value of debit card transactions and credit card transactions increased by 18% y-o-y and 35% y-o-y respectively. About 16 million Unified Payment Interface (UPI) Virtual Payment Addresses have been created using the Bank’s and partners’ platforms till June 30, 2018. Digital channels like internet, mobile banking, POS and others accounted for about 85% of the savings account transactions in Q1-2019 compared to 82% in FY2018 driven by growth in mobile banking transactions.

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Consolidated results

Consolidated profit after tax was Rs. 5 crore (US$ 1 million) in Q1-2019 compared to Rs. 2,605 crore (US$ 380 million) in Q1-2018.

Consolidated assets grew by 12% from Rs. 984,702 crore (US$ 143.8 billion) at June 30, 2017 to Rs. 1,098,790 crore (US$ 160.5 billion) at June 30, 2018.

Subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) announced results for Q1-2019 on July 24, 2018. ICICI Life’s retail weighted received premium was Rs. 1,282 crore (US$ 187 million) in Q1-2019. Total premium increased by 13% year-on-year to Rs. 5,518 crore (US$ 806 million) in Q1-2019. The Value of New Business grew by 34% year-on-year to Rs. 244 crore (US$ 36 million) in Q1-2019. The new business margin improved from 16.5% in FY2018 to 17.5% in Q1-2019. The annualized premium equivalent (APE) declined by 18% year-on-year to 1,396 crore (US$ 204 million) in Q1-2019. ICICI Life’s profit after tax was Rs. 282 crore (US$ 41 million) for Q1-2019 compared to Rs. 406 crore (US$ 59 million) for Q1-2018. ICICI Life was the private sector market leader with a market share of 21.0% in Q1-2019.

ICICI Lombard General Insurance Company (ICICI General) announced results for Q1-2019 on July 17, 2018. The gross written premium of ICICI General grew by 14% from Rs. 3,394 crore (US$ 496 million) in Q1-2018 to Rs. 3,856 crore (US$ 563 million) in Q1-2019. ICICI General continues to retain its market leadership among the private sector players. The company’s combined ratio improved to 98.8% in Q1-2019 from 102.4% in Q1-2018. ICICI General’s profit after tax grew by 35% from Rs. 214 crore (US$ 31 million) in Q1-2018 to Rs. 289 crore (US$ 42 million) in Q1-2019.

ICICI Securities announced results for Q1-2019 on July 23, 2018. As per Ind AS, the profit after tax of ICICI Securities, on a consolidated basis, increased by 14% from Rs. 118 crore (US$ 17 million) in Q1-2018 to Rs. 134 crore (US$ 20 million) in Q1-2019. The return on net worth of ICICI Securities was 59% in Q1-2019.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) was Rs. 80 crore (US$ 12 million) in Q1-2019 compared to Rs. 141 crore (US$ 21 million) in Q1-2018. ICICI AMC continues to be the largest mutual fund in India based on average assets under management for Q1-2019.

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Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore

	Q1-2018	Q4-2018	Q1-2019	FY2018
Net interest income	5,590	6,022	6,102	23,026
Non-interest income	2,530	2,993	3,085	11,618
- Fee income	2,377	2,755	2,754	10,341
- Other income	153	238	331	1,277
Less:
Operating expense	3,794	4,186	4,145	15,704
Core operating profit[3]	4,326	4,829	5,042	18,940
- Treasury income[1]	858	2,685	766[2]	5,802[1]
Operating profit	5,184	7,514	5,808	24,742
Less:
Provisions	2,609	6,626	5,971	17,307
Profit before tax	2,575	888	(163)	7,435
Less: Tax	526	(132)	(43)	658
Profit after tax	2,049	1,020	(120)	6,777

1.	Includes profit on sale of shareholding in subsidiaries of 3,320 crore in Q4-2018, Rs. 1,110 crore in Q1-2019 and 5,332 crore in FY2018.

2.	Mark-to-market losses on the AFS and HFT portfolio aggregated Rs. 219 crore (US$ 32 million) Q1-2019. While RBI had allowed the banks to spread such provisioning for such mark-to-market losses over up to four quarters, the Bank provided for such losses in Q1-2019 itself.

3.	Excluding treasury income

4.	Prior period figures have been re-grouped/re-arranged where necessary

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Summary Balance Sheet

Rs. crore

	30-Jun-17	30-Jun-18	31-Mar-18
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,283	1,287	1,286
Employee stock options outstanding	6	6	6
Reserves and surplus	99,335	104,049[1]	103,868[1]
Deposits	486,254	546,878	560,975
Borrowings (includes subordinated debt)[2]	141,460	161,970	182,859
Other liabilities	32,578	30,938	30,195
Total Capital and Liabilities	760,916	845,128	879,189

Assets
Cash and balances with Reserve Bank of India	28,762	31,059	33,102
Balances with banks and money at call and short notice	13,748	32,236	51,067
Investments	185,408	186,360	202,994
Advances	464,075	516,289	512,395
Fixed assets	8,023	7,817	7,904
Other assets	60,900	71,367	71,727
Total Assets	760,916	845,128	879,189

1.	The Bank had classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of Rs. 794.87 crore as fraud and non-performing during Q4-2018 and made a provision of Rs. 289.45 crore through P&L account and Rs. 505.42 crore by debiting reserves and surplus, as permitted by RBI. Additionally, during Q4-2018 the Bank also made provision for certain other fraud and non-performing cases by debiting reserves and surplus anounting to Rs. 19.98 crore, as permitted by RBI. The provision made by debiting reserves and surplus would be reversed and accounted throught the profit and loss account over the year ending March 31, 2019. During Q1-2019, provision amounting to Rs. 247.82 crore has been recognized through P&L and equivalent debit was reversed in reserves and surplus

2.	Borrowings at June 30, 2017 and March 31, 2018 include preference share capital of Rs. 350 crore, which were redeemed on April 20, 2018

3.	Prior period figures have been re-grouped/re-arranged where necessary.

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All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside, future levels of non-performing and restructured loans and any increased provisions and regulatory and legal changes relating to those loans, our exposure to securities of asset reconstruction companies, our ability to successfully implement our strategies, including our retail deposit growth strategy, the strategic use of technology and the Internet and our strategy to reduce our net non-performing assets, the continued service of our senior management, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to, the outcome of any internal or independent enquiries or regulatory or governmental investigations, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks that we face in following our international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, our status as a systemically important bank in India, our ability to maintain enhanced capital and liquidity requirements, the adequacy of our allowance for credit and investment losses, our ability to market new products, investment income, cash flow projections, the impact of any changes in India’s credit rating, the impact of new accounting standards or new accounting framework, our ability to implement our dividend payment practice, the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations, the state of the global financial system and systemic risks, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market, liquidity and reputational risks. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Sonal Bagaria at 91-22-2653 7131 / 91-22-2653 6124 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 68.47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 27, 2018	By:	/s/ P. Sanker
			Name:	P. Sanker
			Title:	Senior General Manager (Legal) & Company Secretary